FOCUS ON THE FUTURE

2003 ANNUAL REPORT

04028367

AR/S

P.E.
12/31/03

MAY 1 0 2004

PROCESSED
MAY 11 2004
THOMSON FINANCIAL



ADVANCED MEDICAL OPTICS® INC

Advanced Medical Optics, Inc. (AMO) is a global leader in the development, manufacturing and marketing of ophthalmic surgical and eye care products. The company focuses on developing a broad suite of innovative technologies and devices to address a wide range of eye disorders. Products in the ophthalmic surgical line include intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes and related products used in cataract and refractive surgery. Products in the eye care line include contact lens disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops. AMO became an independent company in June 2002 following a spin-off from Allergan, Inc. AMO is based in Santa Ana, California, and employs approximately 2,300 people worldwide. The company has operations in about 20 countries and markets products in approximately 60 countries. For more information, visit www.amo-inc.com.

Financial Highlights [in millions, except per share amounts]

	Year Ended December 31, 2003	2002	2001	2000	1999
Ophthalmic Surgical	$306.5	$270.4	$253.1	$248.8	$221.6
Eye Care	295.0	267.7	290.0	321.8	356.0
Total Product Net Sales	$601.5	$538.1	$543.1	$570.6	$577.6
Products Sold by Location					
Domestic	25.5%	28.1%	30.8%	31.3%	29.7%
International	74.5%	71.9%	69.2%	68.7%	70.3%
Reported net earnings	$ 10.4	$ 25.9	$ 55.0	$ 49.2	$ 44.5
Adjusted amounts (unaudited):					
Adjusted net earnings	$ 24.0	$ 17.6	$ 14.8	$ 8.8	$ –
Adjusted diluted earnings per share(1)	0.80	0.61	0.51	0.30	–

Balance Sheet [in millions]

	As of December 31, 2003	2002	2001
Cash and equivalents	$ 46.1	$ 80.6	$ 7.0
Trade receivables, net	130.4	121.6	114.7
Inventory	41.6	46.1	65.2
Total assets	461.3	463.2	377.5
Long-term debt, aggregate principal amount	233.3	275.0	94.8
Stockholders' equity	93.2	65.7	213.9

Reconciliation of Reported Net Earnings to Adjusted Net Earnings [in millions]

	Year Ended December 31, 2003	2002	2001	2000	1999
Reported net earnings	$10.4	$25.9	$55.0	$49.2	$44.5
Write-off of capitalized debt issue costs and recognition of net realized gains on interest rate swaps	3.4	–	–	–	–
Aggregate premium paid for tender offer and repurchase of notes and a foreign currency gain resulting from settlement of certain intercompany accounts and related transfer of cash utilized to repurchase notes and for prepayment of term loan	10.1	–	–	–	–
Unrealized loss (gain) on derivative instruments	0.1	2.0	(1.0)	–	–
Incremental costs from the agreed to mark-up costs for certain products to be manufactured and supplied by Allergan net of write-off of inventory (2002 only) deemed unusable due to the spin-off	–	(0.5)	(5.1)	(5.9)	(7.8)
Incremental costs associated with being an independent public company net of duplicate operating costs	–	(6.4)	(23.9)	(23.3)	(21.8)
Incremental interest expense associated with the June 2002 issuance of senior subordinated notes and the credit facility entered into in June 2002	–	(5.6)	(17.1)	(16.3)	(16.9)
Early debt extinguishment costs associated with the June 2002 prepayment of debt in Japan	–	2.2	–	–	–
Goodwill amortization(2)	–	–	6.7	6.7	7.0
Loss on investments	–	–	0.2	–	–
Restructuring charge reversal	–	–	–	(1.6)	(5.0)
Adjusted net earnings	$24.0	$17.6	$14.8	$ 8.8	$ –

(1) Diluted shares outstanding in 2003 were approximately 29,644,000. Prior to 2003, weighted average shares outstanding were computed based upon 28,723,512 shares outstanding on June 29, 2002, the date of the spin-off, through the end of 2002. Diluted earnings per share includes the dilutive effect of approximately 247,000 shares for the year ended December 31, 2002 and 181,000 shares for each of the years ended December 31, 2001, 2000 and 1999. Diluted earnings per share amounts for the years prior to 2003 are provided for information purposes only as AMO's earnings were part of Allergan's earnings through June 28, 2002.

(2) Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized.

TO OUR STOCKHOLDERS

With a 50-year heritage of innovation in vision care, Advanced Medical Optics is an organization known for breaking new ground; 2003 proved to be no exception. In our first full year of independence, we moved with speed and focus to reveal a new, vibrant AMO to our customers, stockholders and industry. We reprioritized our pipeline, launched a host of innovative products, completed a recapitalization, solidified our manufacturing strategy and reestablished solid growth. This financial and operational success in 2003 resulted in a 60 percent rise in our market capitalization. We are pleased to offer this report on the past year's performance, our key initiatives for 2004 and our focus on the future.


Net Sales [in millions]
2003
$601
2002
$538
2001
$543


Adjusted Diluted EPS [unaudited]
2003
0.80
2002
0.61
2001
0.51

Financial and Operational Performance

In 2003, AMO posted net sales of $601.5 million, an 11.8 percent increase over 2002 sales, or 2.9 percent excluding the impact of foreign currency. Adjusted diluted earnings per share grew 31 percent to $0.80.

Following our June 2002 spin-off from Allergan, Inc., we embarked on a disciplined agenda to create a company that could deliver superior products and services to practitioners and their patients, and achieve sustained growth and profitability for stockholders. We placed a priority on four essential objectives.

Focus on our core businesses. Our efforts in 2003 yielded growth in both businesses. Ophthalmic surgical sales rose 13.4 percent, or 4.8 percent excluding the impact of foreign currency. We experienced growth across all major product lines, demonstrating the value surgeons place on our advanced technologies. Sales of our OptiEdge™ series of foldable intraocular lenses (IOL) and Unfolder® IOL delivery systems were significant contributors. In the foldable IOL category, we continued to hold strong global market positions. Our phacoemulsification offerings, led by our proprietary Sovereign® and Sovereign® Compact™ systems with WhiteStar™ technology, experienced sales gains. We also continued to make inroads into the global refractive surgical marketplace, with sales of the Amadeus™ microkeratome, as well as our Array® multifocal IOL and Verisyse™ phakic IOL.

Our eye care business finished the year with a 10.2 percent increase in sales, or 0.9 percent excluding the impact of foreign currency. Our flagship COMPLETE® brand gained momentum during the year and now represents more than 40 percent of our total eye care sales. Contributing to our growth in 2003 was the third-quarter launch of our newest product: COMPLETE® MoisturePLUS™. This proprietary solution – the first of its kind to be offered to practitioners and their patients – includes two unique ingredients that hydrate and lubricate the contact lens to reduce dryness and discomfort and promote good ocular health.

Throughout 2003, our leading position in the eye care markets of Japan and Europe remained firm. We also made significant strides in the U.S., where eye care sales had lagged for several years prior to the spin-off but picked up in 2003. Accordingly, the independent market tracking firm, IRI, estimated that COMPLETE® products grew faster than the overall U.S. multipurpose market and our major competitors in 2003.

Intensify our commitment to innovation. We reprioritized our product pipeline and launched six new products during 2003. To ensure a healthy flow of innovations in 2004 and beyond, we focused our energies and resources on clinically relevant projects. These projects leverage our technological expertise, have the greatest potential to differentiate us in the marketplace and address significant unmet needs of surgeons and eye care professionals. Illustrating our commitment to innovation was the increased investment we made in research and development. In 2003, our total R&D spending rose 25 percent to $37.4 million and represented 6.2 percent of net sales. To help AMO stay at the forefront of innovation, we formed global advisory boards for each of our businesses. Comprised of some of the world's luminaries in the fields of cataract, corneal and refractive surgery and optometry, these boards provide insight and input to our R&D teams on a range of emerging technologies and patient needs.

Form a long-term manufacturing strategy. In 2003, we took a major leap forward to establish manufacturing as a core AMO competency. We acquired an eye care manufacturing facility in Madrid, Spain and began expanding our existing eye care manufacturing facility in Hangzhou, China. Both are on track to be

R&D Spending [in millions]


2003
$37.4 (6.2%)
2002
$29.9 (5.6%)
2001
$29.0 (5.3%)

Percentages of sales in parentheses

fully operational in 2005. In addition, at our surgical manufacturing facility in Añasco, Puerto Rico, we began implementing lean manufacturing standards in order to reduce process complexity, increase capacity utilization and shorten inventory lead times. Together, these efforts will situate on three continents efficient, state-of-the-art manufacturing facilities that will serve AMO for years to come.

Strengthen our financial foundation. Strong operating performance allowed us to complete a recapitalization, which continued to reduce our long-term debt and lowered our cost of capital. We improved our free cash flow, lowered debt amortization, reduced our exposure to interest rate risk and lowered our tax rate. We now have greater financial flexibility to pursue strategic initiatives in 2004 and beyond.

An Efficient, Customer-Focused Global Organization

We began 2004 by launching a new operating model for AMO designed to bring us closer to the customer while capitalizing on the scale of our worldwide infrastructure. The new model seeks to transform AMO from a highly decentralized structure to a more streamlined one. We expect our new model to be fully implemented by the end of 2005 and to position AMO for industry-leading financial and operational performance.

How do we plan to do it? We're centralizing and streamlining key operational and support functions, including procurement, finance, supply chain management and order fulfillment. Using this approach, we expect to spread best practices across the organization, share information faster and more efficiently, leverage our global buying power, standardize processes, reduce redundancies and derive greater benefits from our global information technology system.

Under the new model, all customer-facing sales activities remain regionally based to ensure close, uninterrupted contact with customers and local markets. To complement our sharpened focus on sales, we established a worldwide marketing structure. This new alignment is already helping us to set overall marketing direction, launch products more efficiently, promote a more consistent global brand positioning and allocate marketing resources to products and regions offering the greatest return.

Continuous Innovation Is Our Competitive Advantage

Creating a lean and focused AMO is essential to maximizing our competitive advantage as a technological leader. The markets we serve are large, well established and growing, fueled primarily by innovation and favorable demographics. *The way we see it, an efficient, global organization that can deftly move products from innovation to commercialization will be ideally positioned to win.*

Generally speaking, virtually everyone will require some form of vision care during the course of his or her lifetime. The need cuts across a broad global population base, from seniors (aged 65 and over) requiring cataract surgery, to baby boomers (aged 40-60) seeking surgical options to correct refractive conditions, to teens and young adults (aged 13-34) beginning contact lens wear. Overall population growth and demographic trends signal continued strong demand for new technologies that offer vision care options for each of these age categories. Consider the following:

Cataracts – which are most prevalent in people over 65 – cause an estimated 50 percent of all blindness worldwide. With some 28,000 new cases reported every day, cataract surgery is the most common procedure performed in the world. Within the next 25 years, the portion of the worldwide population over 65 is expected to nearly double.

Roughly 60 percent of the global population has some form of refractive error. Laser surgery is an option for

The Vision Care Life Cycle



Teenage
Middle age
Senior
Eye Care
Refractive
Cataract
Microkeratomes
Phakic IOLs
Accommodating IOLs & Multifocal IOLs
Phacoemulsification & Lens Extraction
Monofocal IOLs
Contact Lens Care Solutions
Optics & Optical Surfaces
Biomaterial Research
Eye Lubricants

some with myopia (nearsightedness) or hyperopia (farsightedness). However, most people still rely on eyeglasses or contacts, including individuals with presbyopia, which is the gradual reduction in focusing ability that typically begins around age 40. Considering that the youngest members of the massive baby boomer generation – some 76 million strong in the U.S. alone – are now turning 40, the market opportunity is high for new technologies and surgical techniques that address the full range of refractive conditions.

Industry experts estimate that the worldwide soft contact lens market grew approximately 8-10 percent in 2003, stimulating demand for solutions that keep lenses clean, lubricated and comfortable. Most new fits of soft contact lenses are in teenagers and more than half of all contact lens wearers are under the age of 34. These teens and young adults – who together make up the second fastest-growing demographic segment behind baby boomers – will likely continue to drive demand for contact lenses and solutions for years to come.

AMO expects to seize the opportunities inherent in these and other favorable market dynamics by continually providing practitioners with new innovations that improve their productivity and the well-being of their patients. Our fundamental strategy is illustrated in what we call The Vision Care Life Cycle, which identifies the patient populations and medical technologies that are the focus of our internal R&D and corporate development activities. Our goal is to compete aggressively in eye care, refractive and cataract categories where innovation can set us apart and give us a discernable market advantage. In the pages following this letter are more details about the important breakthroughs that define AMO in the marketplace, and the new frontiers we're pursuing to accelerate our growth.

Creating The Future in Sight™

True to our tradition of continuous innovation, AMO is poised to lead the way in creating The Future in Sight™. We have healthy core businesses, a scalable global infrastructure, a focused sales organization, a solid financial foundation, scientific and technological expertise, new opportunities on the horizon and a clear strategy. We are enthusiastic about the future potential of AMO and look forward to reporting our progress throughout 2004.

In closing, we wish to express our gratitude to David E.I. Pyott, CEO of Allergan, who assisted in the spin-off of AMO and served the company as a member of the board of directors until his planned resignation from the board last July. We also wish to acknowledge Deborah J. Neff, who joined the board in 2003 and brings to us a wealth of medical device, diagnostics, technology and leadership experience.

On behalf of the board of directors and executive leadership team, we thank the AMO employees around the world whose talent, dedication and creative thinking are the keys to AMO's success. Finally, we thank our customers and stockholders for the support, trust and confidence they continue to place in all of us. We remain dedicated to our mission to enhance stockholder value through efficient delivery of technology-based products that help the world achieve better vision.



William R. Grant
Chairman



James V. Mazzo
President and
Chief Executive Officer

CATARACT

1. CONDITION: An irreversible progressive condition in which the eye's natural lens loses its usual transparency and becomes hard and opaque. The clouding obstructs passage of light to the retina, reduces visual acuity and can eventually lead to blindness.

2. OCCURRENCE: Poor vision from cataracts affects more than half of all adults over age 60. Cataract surgery is the most common procedure performed in the world today.

3. PROCEDURES THEN:

[1960s-1970s] Predominant surgery was an invasive procedure requiring a large incision to remove intact the capsular bag and/or lens, leaving patients dependent on thick aphakic glasses or contact lenses. The procedure required many stitches, carried risk of corneal astigmatism and other complications, and involved hospitalization and prolonged recovery periods.

[1980s-1990s] Relatively invasive procedures, including the insertion of a rigid plastic intraocular lens (IOL), remained the norm until the late 1980s, when AMO introduced the first FDA-approved foldable IOL. This development allowed for much smaller incisions and led to rapid adoption of phacoemulsification, an ultrasonic cataract removal system. Using microsurgery techniques, cataract procedures became safer, more effective and significantly more common.

PROCEDURE NOW: Most cataract surgeries are outpatient, no-stitch procedures performed with topical anesthetic using phacoemulsification. Through an approximate 3 mm incision in the cornea, the surgeon inserts a hollow ultrasound needle to soften and break up the lens into fragments, which *are aspirated from the capsular bag. A flexible*, folded IOL is inserted through the incision into the lens capsule.

In cataract surgery, a small, flexible intraocular lens replaces the patient's hard, clouded natural lens and restores clear vision. Cataract surgery is a common outpatient procedure that requires no sutures and has a 98 percent overall success rate, according to the American Society of Cataract and Refractive Surgeons.



AMO's proprietary Sovereign® system with WhiteStar™ technology allows surgeons to customize phacoemulsification procedures to their specific preferences. Its user-friendly interface enhances flexibility and efficiency during surgery.

#1. AMO TECHNOLOGY

Sovereign® System with WhiteStar™ Technology is used during cataract surgery to emulsify and extract the patient's natural lens. This proprietary phacoemulsification system allows for the delivery of finely modulated microbursts of ultrasound energy, separated by brief cooling periods. It also incorporates advanced sensors to control fluidics during irrigation and aspiration. The system provides surgeons high levels of cutting efficiency but with less heat and turbulence directed into the ocular environment, resulting in a clearer cornea the first day following surgery.



#2. AMO TECHNOLOGY

The newest installment in the **Unfolder®** series of delivery systems, the **Emerald-Ease™** is used by surgeons for a smooth, sterile insertion of the IOL into the capsular bag through a small incision in the eye. The Emerald-Ease™ inserter is a syringe-style device that provides easy advance of the IOL in a controlled, one-step process.




Panel
24
UnOccluded
28
Occluded
Panel
Max
140
Threshold
Programs
Setup

"Sovereign with WhiteStar is the leader in phacoemulsification safety and efficiency. The new Version 6.0 software takes these advantages to a new level, providing improved energy variability, followability and safety from wound burn. The result is an enhanced procedure for me and my patients."

RANDALL J. OLSON, M.D.
SALT LAKE CITY, UTAH

#3. **AMO TECHNOLOGY**

Sensar® with OptiEdge™ is used to replace the patient's natural lens in cataract surgery. Sensar® is a monofocal, hydrophobic acrylic IOL with the patented OptiEdge™ design. Its sharp vertical edge, where it comes into contact with the lens capsule, is designed to *minimize cell migration. It also has a round anterior surface to reduce unwanted reflections,* and a sloped side edge to reduce glare.



"AMO's Sensar with OptiEdge acrylic IOL is made of a remarkably biocompatible and clinically inert material. It most closely approximates the 'ideal' IOL using an engineered edge design that minimizes glare and internal reflections, yet maintains a barrier effect on the posterior surface. This limits epithelial cell migration, thus [illegible] capsular opacification and [illegible] treatment."

A flexible intraocular lens is placed into a sterile cartridge that allows it to be folded and inserted through a small incision in the eye.

Evolution of Cataract Surgery

Cataract procedures have been performed for centuries. However, innovations introduced in recent years have sparked remarkable improvements in the safety, efficacy and sheer number of procedures performed worldwide. AMO is proud to have engineered some of the industry's most significant new developments and we continue to play a leadership role in the evolution of cataract surgery.

Hallmark of innovation. AMO has a reputation among ophthalmic surgeons as an innovation leader. Our overriding goal is to continually provide surgeons new tools and techniques that make them more productive, lower the risk of complications for their patients and lead to better postoperative results. We focus on product categories where sustained technology is the prime differentiator – phacoemulsification, IOLs and lens insertion systems.

The Sovereign® system with WhiteStar™ technology is AMO's proprietary phacoemulsification system, offering surgeons a range of functionality and ease of use that set it apart in the marketplace. It is the first system with "cold phaco" capabilities, where ultrasound energy is delivered in a rapid succession of micro-bursts interrupted by brief rest periods. Using a single handpiece throughout the procedure, surgeons can independently vary burst and rest period lengths to achieve efficient cutting power with reduced heat and energy. The result is a shorter procedure time, less trauma to ocular tissue and a clearer cornea one day after surgery. Moreover, surgeons are able to eliminate the heat-insulating sleeve on the phaco tip – the hollow needle that emits energy – to further reduce incision sizes. This allows surgeons to conduct bimanual procedures and will become increasingly important with the advent of new IOLs designed to fit through incisions less than 2 mm.

The flexibility of our phacoemulsification franchise is unsurpassed in the industry. First, we offer systems in two sizes: Sovereign® and Sovereign® Compact™. The Sovereign® Compact™ system provides practically all of the features and programmability of the standard size Sovereign® system, but in a smaller and more portable format – characteristics that make it an attractive option in smaller surgical suites. Second, we offer surgeons the ability to upgrade their Sovereign® and Sovereign® Compact™ systems with new releases of our WhiteStar™ software technology that continually expand functionality throughout the system's life cycle.

Our IOLs and insertion systems are also designed for maximum safety, efficacy, convenience and options. We address a full range of surgeon preferences by offering IOLs on both acrylic and silicone platforms. Our Sensar® acrylic and Clariflex® silicone IOLs both feature our proprietary edge design, OptiEdge™, which reduces halos and glare while minimizing posterior capsular opacification (PCO). PCO occurs when cells attach to the posterior capsule and blur vision, necessitating additional surgical time and expense. In addition, we offer IOLs in both monofocal and multifocal modalities. Our Array® multifocal IOL provides patients improved distance, intermediate and near vision, and can free them from eyeglasses. Complementing our IOL technology are our patented Unfolder® insertion systems, which we provide in both threaded and syringe varieties. These reusable titanium devices are designed to provide smooth, controlled, sterile delivery of the IOL into the capsular bag.

Technology and demographics drive growth. Cataract surgery growth is driven primarily by the aging of the world's population, improved access to healthcare and new surgical technologies. Worldwide, the senior population is growing faster than all other age groups. The World Health Organization estimates that, by 2020, there will be 1.2 billion people who are 60 years of age and above, leading to a dramatic rise in the number of people afflicted with cataracts. Addressing this challenge will require continued technological advancements that improve productivity for ophthalmic surgeons and broaden access to modern cataract surgical techniques around the world.

Percent of Population Aged 65+


North America
2030
20.3
2015
14.9
2000
12.6
Europe
2030
24.3
2015
18.7
2000
15.5
Asia
2030
12.0
2015
7.8
2000
6.0

Source: U.S. Census

Focused on the future. AMO continues to be at the forefront of the evolving cataract surgery marketplace. We are dedicating an increasing level of our R&D resources to build on our existing technologies and develop new innovations that will contribute to smaller incision sizes, faster procedure times, swifter recovery periods and better patient outcomes. In addition, with a worldwide infrastructure and presence in more than 60 countries, we are well positioned to make our technologies available to ophthalmologists and healthcare systems across the globe.

EYE CARE

1. CONDITION:

Contact lenses are used to improve visual acuity in individuals with refractive disorders. Subject to contamination from the components of cosmetics, bacteria and other substances, contact lenses require proper disinfection, cleaning and lubrication to be safe, effective and comfortable.

2. OCCURRENCE:

Roughly 100 million people worldwide wear contact lenses. Teens and young adults, particularly women, make up the majority of the contact lens-wearing public. Dryness and discomfort are reasons most often cited for discontinuing contact lens wear.

3. PROCEDURES THEN:

[1930s-1970s] Through the 1960s, the majority of contact *lenses were manufactured from hard plastic. The 1970s saw a* dramatic rise in the number of new wearers with the introduction of soft, water-containing contacts. During much of this time, contact lenses were disinfected and maintained using a cumbersome heat disinfection process.

[1980s-1990s] Contact lens wear continued to grow, spurred by the development of extended wear lenses, tinted lenses and other advancements. Contact lenses were typically maintained using elaborate, multistep, hydrogen peroxide or other chemical disinfection systems. In the 1980s, disposable contact lenses were introduced, ushering in a new, simpler cleaning approach – multipurpose lens care solutions.

PROCEDURE NOW:

Contact lenses continue to gain popularity with the *introduction of specialty lenses,* such as torics and bifocals. Multipurpose solutions are the predominant lens care regimen. Hydrogen peroxide systems are still in use but have evolved to become more convenient and user-friendly.

The patented formula of COMPLETE® MoisturePLUS™ includes dual demulcents to enhance contact lens comfort. Propylene glycol (in blue) has the highest water-binding capacity *of any demulcent and penetrates the lens for* optimal lubricity. Hydroxypropyl methylcellulose (in green) coats the outer surface of the lens, sealing in moisture for slow release throughout the day.



AMO researchers are developing new formulations that further enhance contact lenses' comfort and ease of use.

#1. **AMO TECHNOLOGY**

COMPLETE® MoisturePLUS™ is the first multipurpose solution with dual demulcents to help prevent contact lens dryness and discomfort. The patented formulation includes two unique ingredients – propylene glycol and hydroxypropyl methylcellulose – to provide high water-binding capacity and prolonged lubrication. With the addition of essential electrolytes and taurine, an amino acid and ingredient found naturally in tears and ocular tissue, COMPLETE® MoisturePLUS™ solution also helps support the health and well-being of patients' eyes.

#2. **AMO TECHNOLOGY**

blink™ is an eye drop for use by contact lens wearers to revitalize, freshen and soothe dry, tired eyes. Containing sodium hyaluronate, a naturally occurring compound in ocular tissue, blink™ replenishes and maintains the eye's moisture layer. blink™ products are currently sold in certain markets of Europe and Asia.


COMPLETE
Moisture
PLUS


blink
dry, tired eyes

"COMPLETE has a superior effect of removing protein, the primary component of dirt on a contact lens. COMPLETE is also very gentle to the eyes since its composition is close to that of tears. It is a safe, one-solution-type agent for cleaning, disinfecting and preserving soft lenses. My patients are delighted."

MASAYOSHI KAJITA, M.D.
TOKYO, JAPAN

"With 2.3 million patients a year dropping out of contact lenses, I have to do everything I can to ensure that my patients' comfort is as good as it can be. That means using COMPLETE as my No. 1 recommended multipurpose solution."

KIRK L. SMICK, O.D.
MORROW, GEORGIA

#3. **AMO TECHNOLOGY**

Oxysept® 1 Step is a hydrogen peroxide-based disinfection system for soft contact lenses. It includes a neutralizer tablet with a vitamin B_{12} color indicator that turns the solution pink to indicate that the peroxide has been neutralized to prevent eye irritation. The system is also marketed under the Consept® 1 Step and Ultracare® brand names, and collectively is the world's best-selling hydrogen peroxide system.


Oxysept
1Step
Oxysept



AMO's R&D efforts are focused on the next generation of COMPLETE® brand multipurpose solution and an advanced technology rewetter.

Technology in a Bottle

A common misconception among non-contact lens wearers is that all eye care solutions are the same. However, millions of contact lens wearers and the practitioners who treat them know otherwise. Not only does the different composition of various lenses require certain types of solutions, but the specific formulations of solutions can make a noticeable difference in lens comfort and overall ocular health. AMO strives to differentiate itself in the eye care marketplace by continuing to develop new, clinically significant products that enhance safety, efficacy, comfort and convenience for contact lens wearers. In short, we deliver technology in a bottle.

Superior eye care products. Our core products fall into three categories: multipurpose solutions, hydrogen peroxide systems and lubricants. Multipurpose solutions represent the fastest-growing market segment and are increasingly popular for their one-bottle convenience. COMPLETE® MoisturePLUS™ solution, the latest installment in our product line, exemplifies

U.S. Population Trends for Teens Aged 13-18 [in millions]


2008
26.7
2006
25.5
2004
24.9
2002
24.1

Source: U.S. Census

AMO's strategy to offer leading-edge products with tangible, science-based benefits. The patented formulation of COMPLETE® MoisturePLUS™ solution not only disinfects and cleans lenses, but its exclusive dual lubricants and essential electrolytes provide a healthier ocular environment and help to alleviate dryness and irritation – the principal reasons contact lens wearers discontinue use.

With the shift to multipurpose solutions, demand has diminished in recent years for traditional hydrogen peroxide cleaning systems. However, a sizable portion of the global market, particularly in Japan and parts of Europe, still prefers this regimen for its preservative-free nature. AMO's suite of hydrogen peroxide systems has powerful disinfecting capabilities in a convenient one-step system that features a tablet coated with HPMC, a proven ocular lubricant.

Today's lenses generally have a high water content and require constant hydration. This creates a need for lubricants, or rewetters. AMO's COMPLETE® Blink-N-Clean® and blink™ brands of rewetters are specially formulated to keep lenses hydrated and clear.

Importance of the eye care practitioner. Research indicates that contact lens wearers are highly brand-loyal when it comes to purchasing eye care solutions. Most base their purchase decision on the recommendation of their eye care practitioner and are reluctant to experiment with different solutions before seeking professional advice. The practitioner, in turn, is looking for solutions that address the concerns of patients and promote continued healthy use of contact lenses. Therefore, AMO dedicates significant time and resources to connecting with the practitioner. Our objective is to enhance practitioner productivity by fully understanding their needs and delivering product innovations that improve their patients' satisfaction.

Eye care market dynamics. Demand for eye care products is linked directly to increases in the number of contact lens wearers. Fueling this growth are favorable demographic trends, new technologies and global expansion. Most new fits of contact lenses are among teenagers, aged 13 to 18. With this population category on the rise, the market should enjoy an increasing base of new customers. In addition, specialty lenses are influencing growth. New bifocal and multifocal designs are keeping older generations in contacts longer. Momentum is also coming from new toric lenses that provide more customized correction for individuals with astigmatism. In the U.S., about 20 percent of the vision-corrected public wears contact lenses. On a global basis, however, the penetration rate is much smaller, with contacts lens wearers representing only 5 percent of the vision-corrected population. As a result, a significant growth opportunity exists solely through increased geographic market penetration.

On the horizon. Of course, keeping contact lens wearers satisfied and stemming the rate of dropouts has a big impact on overall market expansion. To that end, AMO is focused on developing new formulations that further enhance contact lenses' comfort and ease of use. Among our major projects on the horizon are the next generation of our COMPLETE® brand multi-purpose solution and an advanced technology rewetter, as well as continuing research on new materials for the disinfection and lubrication of contacts.

REFRACTIVE

1. CONDITION:

Abnormal eye condition marked by failure of the image to focus properly on the retina. Most common refractive conditions – myopia, hyperopia and astigmatism – are the result of a misshapen cornea. Presbyopia occurs with age as the flexibility of the natural lens declines and makes focusing on close objects more difficult.

2. OCCURRENCE:

Myopia and hyperopia affect approximately 28 percent and 16 percent of the population, respectively. Astigmatism typically occurs in conjunction with one of these conditions and affects approximately 15 percent of the population. Prevalence of presbyopia approaches 100 percent of the population aged 50 and above.

3. PROCEDURES THEN:

[1970s-1980s] Most people wore eyeglasses or contact lenses for vision correction. However, new technologies began to alter the refractive landscape. Radial keratotomy, a forerunner to laser refractive surgery, was introduced for correction of myopia in the late 1970s.

[1990s] Eyeglasses and contact lenses remained the predominant method for vision correction. New refractive laser technologies such as LASIK, used to treat low to moderate myopia and hyperopia, gained prominence. Phakic intraocular lenses (IOL) were also used in Europe and other parts of the world, primarily for treatment of moderate to high myopia and hyperopia. In 1997, AMO introduced the Array® lens, the first multifocal IOL, and received CE Mark regulatory approval in Europe for treatment of presbyopia.

PROCEDURE NOW:

The vast majority of the vision-corrected population still relies on eyeglasses and contact lenses. LASIK, a procedure in which a microkeratome creates a corneal flap and an excimer laser reshapes the cornea, is the most common refractive surgical treatment. Roughly 4 percent of the vision-corrected population (in the U.S.) has undergone some form of laser surgery.

IOLs are used increasingly to address refractive disorders. AMO's Array® lens is the world's most accepted multifocal IOL. The Verisyse™ phakic IOL continues to be used successfully in Europe and other parts of the world, and is slated for introduction in the U.S. in 2004.

Refractive Disorders

[Myopia] Distant light rays focus in front of the retina because the length of the eye is too long for its dioptric power. A person with myopia, or near-sightedness, is able to see nearby objects clearly but cannot focus on distant objects.



[Hyperopia] Distant light rays focus behind the retina because the length of the eye is too short for its dioptric power. A person with hyperopia, or far-sightedness, can see distant objects clearly but cannot focus on nearby objects.



[Astigmatism] Astigmatism typically results when the curvature of the cornea is different in two principal meridians. The lack of uniform curvature makes it so there is no single focus for any object.



[Presbyopia] Presbyopia is the progressive loss of the crystalline lens' ability to change focus from far to near objects. It is caused by the aging of the eye's lens.



AMO's R&D efforts include research on new materials and optical designs that will help surgeons address a full range of patients' vision care needs.

#1. AMO TECHNOLOGY

The **Amadeus™** microkeratome is a computer-controlled system used to create a flap in the outer layer of the patient's cornea during LASIK procedures. Recognized for its safety, simplicity and predictability, the Swiss-engineered Amadeus™ system is designed to provide surgeons the highest levels of accuracy and dependability, and to ensure the best possible LASIK results.



"The Verisyse iris-fixated phakic lenses are appealing because they will not rotate once fixated in the eye. Also, the lenses can be repositioned or adjusted to the line of sight in order to individually customize the treatment for the patient."

BURKHARD DICK, M.D.
MAINZ, GERMANY

#2. AMO TECHNOLOGY

Verisyse™ is a phakic IOL used for treatment of patients with moderate to high myopia. Inserted into the eye's anterior chamber between the iris and corneal endothelium, the Verisyse™ lens attaches to the nonreactive, mid-periphery of the iris in a way that does not inhibit the iris' function. AMO has global distribution rights to the Verisyse™ lens, which it currently markets in Europe, South America and portions of Asia.



"The field of ophthalmology is undoubtedly nearing the point – perhaps within the next five years – where managing presbyopia surgically will be routine practice. With more than 110 million presbyopes in the U.S. now, and with that number increasing each year as baby boomers age, an enormous segment of the population will benefit from these revolutionary options."

RICHARD L. LINDSTROM, M.D.
MINNEAPOLIS, MINNESOTA

#3. AMO TECHNOLOGY

The **Array®** lens is a multifocal IOL that replaces the natural lens and is designed to provide patients a full range of vision and independence from eyeglasses. The proprietary Array® lens design uses a series of five optical zones that imitate the eye's natural ability to provide near, intermediate and distance vision. Array® is approved for use in cataract patients in the U.S. and also has approval in Europe for treatment of presbyopia.


+6
12.5X
+6
12.5X

Refractive IOL Procedures

[Phakic IOL] Adding a lens to an eye with a natural crystalline lens in it. A phakic IOL is inserted into one of three locations:

- anterior chamber angle, in front of the iris;
- anterior chamber iris-fixated, on the iris; or
- posterior chamber, behind the iris and in front of the crystalline lens.

[Lens Exchange] Removing the natural crystalline lens and replacing it with a man-made lens product:

- monofocal for single-power correction;
- multifocal for distance, intermediate and near vision; or
- accommodating, which changes power based upon movement or deformation.

AMO scientists and engineers focus on developing new clinically significant innovations that enhance practitioner productivity and patient outcomes.

Trends in Global Population Aged 40-65 [in millions]



2010
1,750
2008
1,683
2006
1,583
2004
1,502

Source: U.S. Census

A New Frontier in Refractive Surgery

Perhaps the most exciting new development in vision care today is the emergence of new technologies to address the enormous unmet needs of people seeking independence from eyeglasses. LASIK continues to attract increasing numbers and refractive IOLs are generating significant attention from ophthalmic surgeons and their patients. AMO is taking an active role in this new refractive frontier.

AMO's refractive strategy. AMO is pursuing a complementary, two-pronged strategy that positions us to provide a full range of leading-edge products for both the laser and IOL market segments. We are the only medical device company with a microkeratome, multifocal IOL and phakic IOL in the market today. The Amadeus™ microkeratome is preferred by corneal surgeons for its precision and ability to produce a consistent and accurate flap thickness. AMO's Array® lens is the most accepted multifocal IOL in the world. Similar to standard lens implants used successfully in cataract surgery for decades, the Array® lens restores patients' near, intermediate and distance vision under all lighting conditions. It was the first lens approved with a presbyopia claim in Europe. Through our agreement with Ophtec USA, we are also working to make the Verisyse™ phakic IOL available around the world. No other phakic IOL has a track record that compares to the Verisyse™ design, which has been safely implanted in more than 100,000 eyes in Europe and other parts of the world over the past 13 years. Attached to the iris, the Verisyse™ lens offers an attractive option to individuals with moderate to high myopia, a condition that is otherwise difficult to correct optically or surgically.

Shaping the future. The overall market opportunity for refractive surgery is large. Accommodating IOLs, designed to mimic the normal focusing movement of the natural lens, could ultimately address the vision needs of presbyopes – typically people aged 40 and over – who now rely on reading glasses or bifocals. Our R&D efforts are aggressively focused on new accommodating technologies that will serve this burgeoning demographic group.

In the coming years, we expect both corneal and cataract surgeons to gravitate to IOLs as a safe and effective treatment for refractive conditions. To capitalize on this, we intend to continue to refine our microkeratome technology, while leveraging our extensive engineering and scientific expertise with materials, insertion systems and optical designs to provide surgeons superior innovations and techniques that address a full range of patients' vision care needs.

Condensed Consolidated Balance Sheets [in thousands, except share data]

	As of December 31, 2003	2002
Assets		
Current assets		
Cash and equivalents	$ 46,104	$ 80,578
Trade receivables, net	130,423	121,607
Inventories	41,596	46,129
Other current assets	34,369	26,180
Total current assets	252,492	274,494
Property, plant and equipment, net	68,136	39,830
Other assets	34,635	45,274
Goodwill and intangibles, net	106,082	103,608
Total assets	$ 461,345	$ 463,206
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 2,328	$ 750
Accounts payable	35,605	42,356
Accrued compensation	24,507	17,651
Other accrued expenses	52,861	47,447
Total current liabilities	115,301	108,204
Long-term debt, net of current portion	233,611	277,559
Other liabilities	19,241	11,759
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; authorized 5,000,000 shares, none issued	–	–
Common stock, $.01 par value; authorized 120,000,000 shares; issued 29,378,599 and 28,723,512 shares	294	287
Additional paid-in capital	54,064	47,455
Retained earnings	24,981	14,624
Accumulated other comprehensive income	13,868	3,331
Less treasury stock, at cost (997 and 3,151 shares)	(15)	(13)
Total stockholders' equity	93,192	65,684
Total liabilities and stockholders' equity	$ 461,345	$ 463,206

Condensed Consolidated Statements of Operations [in thousands, except per share data]

	Year Ended December 31, 2003	2002	2001
Net sales	$ 601,453	$ 538,087	$ 543,095
Cost of sales	227,811	204,338	212,090
Gross profit	373,642	333,749	331,005
Selling, general and administrative	276,695	235,977	222,885
Research and development	37,413	29,917	28,990
Operating income	59,534	67,855	79,130
Non-operating expense (income)			
Interest expense	24,224	13,764	3,302
Loss on investments, net	–	3,935	793
Unrealized loss (gain) on derivative instruments	246	3,199	(1,294)
Other, net	17,802	2,385	385
	42,272	23,283	3,186
Earnings before income taxes	17,262	44,572	75,944
Provision for income taxes	6,905	18,662	20,594
Earnings before cumulative effect of change in accounting principle	10,357	25,910	55,350
Cumulative effect of change in accounting principle, net of $160 of tax	–	–	(391)
Net earnings	$ 10,357	$ 25,910	$ 54,959

Net earnings per share:			
Basic	$ 0.36		
Diluted	$ 0.35		
Weighted average number of shares outstanding:			
Basic	29,062		
Diluted	29,644		

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Income [in thousands]

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Unearned Compensation
Balance at December 31, 2000	–	$ –	$ –	$ –
Comprehensive income				
Net earnings				
Other comprehensive income:				
Foreign currency translation adjustments				
Total comprehensive income				
Distributions to Allergan, Inc., net of advances				
Balance at December 31, 2001	–	–	–	–
Comprehensive income				
Net earnings prior to spin-off				
Net earnings subsequent to spin-off				
Other comprehensive income:				
Foreign currency translation adjustments				
Unrealized loss on derivative instruments qualifying as cash flow hedges, net of $814 of tax				
Total comprehensive income				
Issuance of common stock in connection with the spin-off	28,724	287	80,094	
Dividends and distributions to Allergan, Inc., net of advances and $17,513 of deferred tax assets resulting from the spin-off			(32,639)	
Purchase of treasury stock, at cost				
Balance at December 31, 2002	28,724	287	47,455	–
Comprehensive income				
Net earnings				
Other comprehensive income:				
Foreign currency translation adjustments, net of $6,598 of tax				
Unrealized gain on derivative instruments qualifying as cash flow hedges, net of $1,745 of tax				
Reclassification adjustment for realized loss on derivatives included in net earnings, net of $928 of tax				
Total comprehensive income				
Issuance of common stock under stock option plan	426	4	3,794	
Issuance of common stock under stock purchase plans	217	2	2,040	
Issuance of restricted stock	12	1	165	(166)
Expense of compensation plan				102
Tax benefits from employee stock plans			674	
Purchase of treasury stock, at cost				
Balance at December 31, 2003	29,379	$294	$54,128	$ (64)

Retained Earnings	Allergan, Inc. Net Investment	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income
$ –	$ 219,257	$(3,998)	–	$ –	$215,259	
	54,959				54,959	$54,959
		2,275			2,275	2,275
						$57,234
	(58,563)				(58,563)	
–	215,653	(1,723)	–	–	213,930	
	11,286				11,286	$11,286
14,624					14,624	14,624
		6,226			6,226	6,226
		(1,172)			(1,172)	(1,172)
						$30,964
	(80,381)				–	
	(146,558)				(179,197)	
			(3)	(13)	(13)	
14,624	–	3,331	(3)	(13)	65,684	
10,357					10,357	$10,357
		9,365			9,365	9,365
		2,507			2,507	2,507
		(1,335)			(1,335)	(1,335)
						$20,894
					3,798	
			13	118	2,160	
					–	
					102	
					674	
			(11)	(120)	(120)	
$24,981	$ –	$13,868	(1)	$ (15)	$ 93,192	

Condensed Consolidated Statements of Cash Flows [in thousands]

	Year Ended December 31, 2003	2002	2001
Cash flows provided by operating activities			
Net earnings	$ 10,357	$ 25,910	$ 54,959
Non cash items included in net earnings:			
Cumulative effect of accounting change for derivative instruments	–	–	551
Amortization and write-off of original issue discount and debt issuance costs	9,687	814	–
Amortization and write-off of net realized gain on interest rate swaps	(2,631)	–	–
Depreciation and amortization	15,547	15,746	22,093
Amortization of prepaid royalties	–	–	392
Deferred income taxes	(9,356)	4,150	(3,222)
Loss on investments and assets	756	5,788	3,080
Unrealized loss (gain) on derivatives	246	3,199	(1,294)
Expense of compensation plan	102	–	–
Changes in assets and liabilities:			
Trade receivables	6,202	2,809	2,426
Inventories	7,214	19,041	5,858
Other current assets	5,396	(2,887)	(6,047)
Accounts payable	(8,882)	11,994	(909)
Accrued expenses and other liabilities	13,074	35,702	1,203
Other non-current assets	264	4,642	(3,278)
Net cash provided by operating activities	47,976	126,908	75,812
Cash flows from investing activities			
Additions to property, plant and equipment	(12,605)	(16,737)	(5,865)
Purchase of net assets of manufacturing facility	(21,359)	–	–
Proceeds from sale of property, plant and equipment	556	591	901
Additions to capitalized internal-use software	(674)	(948)	(3,069)
Additions to demonstration and bundled equipment	(6,971)	(4,993)	(6,428)
Net cash used in investing activities	(41,053)	(22,087)	(14,461)
Cash flows from financing activities			
Net decrease in notes payable	–	–	(7,595)
Proceeds from issuance of convertible senior subordinated notes	140,000	–	–
Proceeds from issuance of senior subordinated notes	–	197,194	–
Long-term debt borrowings	22,376	108,363	–
Repayment of long-term debt	(205,000)	(136,363)	–
Financing-related costs	(7,316)	(10,274)	–
Proceeds from issuance of common stock	5,958	–	–
Net proceeds from settlement of interest rate swaps	582	5,637	–
Dividend and distributions to Allergan, Inc., net of advances	–	(196,710)	(58,563)
Purchase of treasury stock	(120)	(13)	–
Net cash used in financing activities	(43,520)	(32,166)	(66,158)
Effect of exchange rates on cash and equivalents	2,123	966	(877)
Net increase (decrease) in cash and equivalents	(34,474)	73,621	(5,684)
Cash and equivalents at beginning of year	80,578	6,957	12,641
Cash and equivalents at end of year	$ 46,104	$ 80,578	$ 6,957
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 23,391	$ 3,790	$ 3,166
Income taxes	13,727	3,240	660

Independent Auditors' Reports

To the Board of Directors and Stockholders
of Advanced Medical Optics, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Advanced Medical Optics, Inc. and its subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein) appearing in the 2003 Form 10-K of the Corporation; and in our report dated March 9, 2004 we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
March 9, 2004

To the Board of Directors and Stockholders
of Advanced Medical Optics, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Advanced Medical Optics, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2002 and 2001 not presented herein; and in our report dated February 20, 2003, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to a change in the method of accounting for goodwill and intangibles in 2002 and a change in the method of accounting for derivative instruments and hedging activities in 2001.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

KPMG LLP
Orange County, California
February 20, 2003

Report of Management

Management is responsible for the preparation and integrity of the condensed consolidated financial statements appearing in this report. The condensed consolidated financial statements were prepared in conformity with accounting principles generally accepted in the *United States of America appropriate in the circumstances* and, accordingly, include some amounts based on management's best judgments and estimates.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Board of Directors, applicable to all employees of the Company and its subsidiaries. Management believes that the Company's system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing *financial statements and other data and for maintaining* accountability for assets.

The Audit and Finance Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors, management and internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters and to discharge its responsibilities outlined in its written charter. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent auditors, PricewaterhouseCoopers LLP, were recommended by the Audit and Finance Committee of the Board of Directors and selected by the Board of Directors. PricewaterhouseCoopers LLP was engaged to audit the 2003 consolidated financial statements *of Advanced Medical Optics*, Inc. *and its subsidiaries* and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The 2002 and 2001 consolidated financial statements were audited by KPMG LLP. The opinions of the independent *auditors, based upon their audits of the consolidated* financial statements, are presented in the Company's Form 10-K.

March 9, 2004

James V. Mazzo
President and
Chief Executive Officer

Richard A. Meier
Executive Vice President,
Operations & Finance
and Chief Financial Officer

Robert F. Gallagher
Vice President, Controller and
Principal Accounting Officer

Board of Directors



William R. Grant
Chairman of the Board



James V. Mazzo
President and
Chief Executive Officer



Christopher G. Chavez



William J. Link, Ph.D.



Michael A. Mussallem



Deborah J. Neff



James O. Rollans

Executive Leadership Team



James V. Mazzo
President and
Chief Executive Officer



Max Akedo
President,
Japan



Sheree L. Aronson
Vice President,
Corporate Communications
& Investor Relations



James C. Cooke
Vice President,
Asia Pacific



Holger Heidrich, Ph.D.
Corporate Vice President
and President, Europe/
Africa/Middle East



Richard A. Meier
Executive Vice President,
Operations & Finance
and Chief Financial Officer



Francine D. Meza
Senior Vice President,
Human Resources



Peter P. Nolan
Senior Vice President,
Manufacturing



Jane E. Rady
Corporate Vice President,
Strategy & Technology



C. Russell Trenary III
Corporate Vice President
and Chief Marketing Officer



Aimee S. Weisner
Corporate Vice President,
General Counsel
and Secretary

For Board and Executive biographies please visit the Company's Web site at www.amo-inc.com.

Corporate Headquarters
1700 E. St. Andrew Place
Santa Ana, CA 92705
(714) 247-8200
E-mail: investors@amo-inc.com
Internet: www.amo-inc.com

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 852-2179 Domestic
(201) 329-8660 International
Internet: www.melloninvestor.com

Form 10-K
A copy of AMO's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's Web site at www.amo-inc.com or without charge by contacting:

Investor Relations
Erika Richmond
Phone: (714) 247-8348
E-mail: investors@amo-inc.com

Annual Meeting of Stockholders
The Annual Meeting of Stockholders of Advanced Medical Optics, Inc. will be held at its corporate headquarters, 1700 E. St. Andrew Place, Santa Ana, CA 92705, on May 20, 2004, at 10:00 a.m.

Corporate Governance
For more information on AMO's Corporate Governance Guidelines, Code of Ethics, Committee Charters and other key information please visit the Company's Web site at www.amo-inc.com.

Market Prices of Common Stock and Dividends
The following table shows the quarterly price range of the common stock during the periods listed. AMO declared no dividends in 2003.

Calendar 2003

Quarter	High	Low
First	$13.65	$11.30
Second	$17.65	$12.90
Third	$18.91	$15.26
Fourth	$20.67	$17.21

AMO common stock is listed on the New York Stock Exchange and is traded under the symbol "AVO."

The approximate number of stockholders of record was 4,680 as of February 27, 2004.

AMO has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its annual report on Form 10-K.

Trademarks
Except as set forth below, all product names appearing in capital letters are trademarks or service marks that are owned by, licensed to, or promoted by Advanced Medical Optics, Inc., its subsidiaries or affiliates. The following AMO trademarks appear in this report: ADVANCED MEDICAL OPTICS, AMO, ARRAY, BLINK, CLARIFLEX, COMPLETE, COMPLETE MOISTURE PLUS, COMPLETE BLINK-N-CLEAN, CONSEPT 1 STEP, EMERALD-EASE, OXYSEPT 1 STEP, SENSAR, SOVEREIGN, SOVEREIGN COMPACT, THE FUTURE IN SIGHT, ULTRACARE, ULTRAZYME, UNFOLDER, VERISYSE and WHITESTAR. AMADEUS is a trademark of SIS AG, Surgical Instruments Systems; and OPTIEDGE is a trademark of Ocular Sciences, Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this report that refer to AMO's estimated or anticipated future results, including, by way of example only, statements in the Letter to Stockholders, projected demographic information and evolution of the refractive market; discussions of the R&D pipeline, and its potential to improve patient care; and discussions of potential uses for the Company's technology and products, future products, future product approvals, or future approvals for indications regarding previously approved products are forward-looking statements.

All forward-looking statements in this report reflect the Company's current analysis of existing trends and information and represent the Company's judgment only as of the date of this report. Actual results may differ from current expectations based on a number of factors affecting AMO's businesses, including changing competitive, regulatory and market conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms; technological advances and patents obtained by competitors; patent litigation; the performance, including the approval, introduction and consumer acceptance of new products and continuing acceptance of currently marketed products; the timely and successful implementation of strategic initiatives; and AMO's ability to obtain and maintain a sufficient supply of its products to meet market demand in a timely manner. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates and the state of the economy worldwide, can affect the Company's results. Therefore, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements. Additional information concerning the factors that affect AMO's businesses can be found in AMO press releases as well as its periodic public filings with the Securities and Exchange Commission. In particular, the discussion under the heading "Certain Factors and Trends Affecting AMO and Its Businesses" in AMO's 2003 Form 10-K provides additional risk factors.

Design: KBDA, Los Angeles

AMO™
ADVANCED MEDICAL OPTICS

Advanced Medical Optics
1700 E. St. Andrew Place
Santa Ana, California 92705
www.amo-inc.com
NYSE:AVO